SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT No. 3 to SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                      T/SF COMMUNICATIONS CORPORATION
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.10 per share
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                      (Title of Class of Securities)

                                 872857107
                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              April 22, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 872857107              13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                            (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

      AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF           7  SOLE VOTING POWER               487,206
SHARES
BENEFICIALLY        8  SHARED VOTING POWER             0
OWNED BY
EACH                9  SOLE DISPOSITIVE POWER          487,206
REPORTING
PERSON WITH         10 SHARED DISPOSITIVE POWER        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       487,206

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.76%

14   TYPE OF REPORTING PERSON*

       CO, IN




     *SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT No. 3 TO SCHEDULE 13D

          This Amendment No. 3 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, and Mr. Jeffrey Tannenbaum, the sole shareholder, executive officer, director, and principal, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock of TS/F Communications Corporation, as filed with the Securities and Exchange Commission (the "Commission") on September 25, 1995, amended by Amendment No. 1 to Schedule 13D filed with the Commission on May 7, 1996 and further amended by Amendment No. 2 to Schedule 13D filed with the Commission on March 24, 1997 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of May 29, 1997, Fir Tree Partners had invested (i) $5,465,287 in shares of Common Stock through Fir Tree Value Fund, (ii) $1,230,859 in shares of Common Stock through Fir Tree Institutional and (iii) $536,787 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

         (a) As of May 29 1997, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 487,206 shares of Common Stock or 14.76% of the shares outstanding. The 487,206 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on May 29, 1997 is based on 3,301,652 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

          (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of March 17, 1997 to May 29, 1997 are listed as Annex A attached hereto and made a part hereof.

                                  ANNEX A

     Transaction                    Quantity         Price per
        Date           Buy/Sell      (shares)        Share ($)
     -----------      ---------     ---------        ---------

     3/17/97             Buy            1,000         26.7500
     3/18/97             Buy            9,300         26.5672
     3/19/97             Buy            1,300         26.3750
     4/9/97              Buy            1,000         25.2500
     4/14/97             Buy            1,000         25.3750
     4/15/97             Buy            1,000         25.2500
     4/16/97             Buy            3,100         25.3266
     4/17/97             Buy            1,000         25.2500
     4/18/97             Buy            8,000         25.2500
     4/21/97             Buy            6,500         25.2980
     4/22/97             Buy            1,500         25.2500
     4/23/97             Buy            1,600         25.2344
     4/28/97             Buy            5,000         22.2500
     4/30/97             Buy              200         25.6250
     5/8/97              Buy            5,000         25.2500
     5/9/97              Buy              200         25.6250
     5/14/97             Buy              100         25.6250
     5/15/97             Buy              200         25.6250
     5/29/97             Buy            1,000         26.5000

                                       48,000

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 1997



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners

                              By:  /s/ Jeffrey Tannenbaum
                                 --------------------------------
                                   JEFFREY TANNENBAUM, President



                                 /s/ Jeffrey Tannenbaum
                                 --------------------------------
                                 Jeffrey Tannenbaum